                                                                     EXHIBIT 1.1


                       CHINA YUCHAI INTERNATIONAL LIMITED
          16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
                    Tel : (65) 6220 8411 Fax : (65) 6226 0502


FOR IMMEDIATE RELEASE



                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                   STRONG PERFORMANCE FOR 2003 INTERIM PROFIT


Singapore, August 26, 2003 - China Yuchai International Limited ("CYI") today announced good performance for the six months ended June 30, 2003, with net income of Rmb242.5 million (US$29.5 million) as compared to net income of Rmb229.7 million (US$27.8 million) for the same period in 2002. This improvement in performance is due to the continued strong market demand for the engines produced by its subsidiary company in China, Guangxi Yuchai Machinery Company Limited ("Yuchai"), and customer acceptance of the engines.

Yuchai's net sales of Rmb2,374.0 million (US$288.6 million) for the six months ended June 30, 2003 represents an increase of approximately 37% compared to Rmb1,731.7 million (US$209.2 million) for the same period last year. Total unit sales of 94,931 diesel engines for the six months ended June 30, 2003 was 39% higher than for the same period last year.

Yuchai's unit sales in the first half of 2003 reached a peak in first quarter 2003, but slowed down in second quarter 2003 due to the negative effects of the Severe Acute Respiratory Syndrome ("SARS") outbreak. However, effective anti-SARS measures put in place by the Chinese authorities allowed business conditions to return to normal fairly quickly. The growth in unit sales is accounted for mainly by the 4 series light-duty engines, which achieved a growth of 224% with 18,740 diesel engines sold for the six months ended June 30, 2003 as compared to 5,780 diesel engines for the same period last year, and industrial engines where a growth of 172% was achieved with 13,810 diesel engines unit sales for this period as compared to 5,080 engines sold over the corresponding period last year. Both the 4 series light duty and the industrial engines have margins that are generally lower than the medium and heavy-duty engines. The gross margin for the first half of 2003 is slightly lower when compared to the same period in 2002, because of these factors.

Selling, general and administrative expenses including R&D have increased by approximately 26% for the six months ended June 30, 2003 due mainly to higher staff costs, transport charges and sales commissions arising from higher unit sales.

Finance costs declined to Rmb10.2 million (US$1.2 million) for the six months ended June 30, 2003 compared to Rmb12.6 million (US$1.5 million) for same period last year due to the repayment of bank loans during the period.

Government industry statistics show that in the first half of 2003 there was an increase in the sales of trucks and buses in China of over 15% compared to the same period last year. The light goods vehicles market registered the biggest increase of approximately 30%. Yuchai was able to achieve an increase of approximately 39% in unit sales due to its successful marketing programs for its engines, with much of the increase coming from 4 series light-duty engines.

We expect that the market demand for diesel engines in China will continue to increase for the remainder of 2003. We expect that the ongoing expansion of its highways and toll roads will lead to an increased demand for new trucks and buses in China. We also expect that Yuchai, as one of the top three manufacturers of diesel engines in China, will be able to take advantage of this growing demand.

As reported in its August 8, 2003 press release, CYI will pay a dividend of US$0.75 per share, consisting of an interim ordinary dividend of US$0.20 per share and a special dividend of US$0.55 per share for the year ending December 31, 2003. These dividends will be paid to members whose names appeared on the register of members of CYI on August 22, 2003. The payment date of these dividends will be September 2, 2003.
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Basic and diluted net income per share for the six months ended June 30, 2003 was Rmb6.86 (US$0.83) compared to a basic and diluted net income per share of Rmb6.50 (US$0.79) for the same period in 2002.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.



****************************************************
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons: Mr Wrixon F. Gasteen, President
                 Mr Philip Ting, Chief Financial Officer
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CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED 30 JUNE 2003


                                                                For six months ended June 30,
                                                          -----------------------------------------
                                                             2002            2003            2003
                                                          ---------       ---------         -------
                                                           Rmb'000         Rmb'000          US'000


Net sales..............................................   1,731,736       2,373,961         288,557
Cost of goods sold.....................................   1,111,808       1,671,339         203,153
                                                          ---------       ---------         -------
Gross profit...........................................     619,928         702,622          85,404

Research and development cost..........................      42,199          30,009           3,648
Selling, general and administrative expenses...........     208,173         285,948          34,756
                                                          ---------       ---------         -------
Operating income.......................................     369,556         386,665          47,000
Finance Cost...........................................      12,560          10,164           1,235
Other non-operating (income)/expenses, net.............       3,336          (6,964)           (846)
                                                          ---------       ---------         -------
Income before income taxes and
 minority interest.....................................     353,660         383,465          46,611

Income tax expense.....................................      52,717          61,236           7,443
                                                          ---------       ---------         -------
Income before minority interest........................     300,943         322,229          39,168

Minority interest in profit of consolidated
 subsidiaries..........................................      71,257          79,698           9,687
                                                          ---------       ---------         -------
Net income.............................................     229,686         242,531          29,481
                                                          =========       =========         =======



                                                                2002 June       2003 June       2003 June
                                                                ---------       ---------       ---------
                                                                   Rmb             Rmb             US$

Net income attributable to common share
  Basic and diluted ........................................      6.50            6.86            0.83
                                                                =========       =========       =========

SELECTED BALANCE SHEET ITEMS (UNAUDITED)
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                                                   As of                           As of
                                                             December 31, 2002                  June 30, 2003
                                                             -----------------             ------------------------
                                                                    RMB                       RMB             US$

Cash Balances                                                      643,200                   470,128         57,145

Trade Accounts Receivables, Net                                  1,003,135                 1,138,974        138,443

Net Current Assets                                               1,340,832                 1,343,941        163,357

Total Assets                                                     3,985,459                 4,089,663        497,103

Trade Accounts Payable                                             628,901                   633,988         77,062

Short-term and long-term bank loans                                315,000                   190,100         23,107

Shareholders' Equity                                             2,161,903                 2,288,137        278,125